Austrian

RECEIVED

2008 NOV -3 A 11:25

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

08005695

October 16, 2008

Ref.: **Rule 12g3-2(b) File No. 82-4970**

PROCESSED
NOV 06 2008
THOMSON REUTERS

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES AG

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG, registered with Vienna Commercial Court under FN 111000k, registered Office in Vienna, DVR 0091740

A STAR ALLIANCE MEMBER

20000496

Austrian

October 16, 2008

Ad-Hoc Release

Guidance for 2008 Annual Result Not Sustainable Due to Economic Downturn

The current economic downturn has already led to declines in bookings as of the start of the 4th quarter. Noticeable consequences for the aviation industry due to the general financial and economic crisis are also expected for the coming months. Based on the already observed as well as expected declines in bookings Austrian Airlines has calculated new forecasts. The new revenue forecast through the end of the fiscal year produced on this basis indicates that the previous guidance can no longer be upheld. The expected sales-related revenue losses are higher than the relief in the area of fuel costs, meaning a net loss of EUR 100 to 125 million before special effects can be expected for the 2008 fiscal year.

For further information
Investor Relations: Dr. Prisca Havranek-Kosicek, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, Email: prisca.havranek-kosicek@austrian.com
Corporate Communications: Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN Tel: +43 (0) 51766 11231, livia.dandrea@austrian.com/ patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, publisher, distributor: Austrian Airlines AG, Group Communication, public.relations@austrian.com.
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

END